EXHIBIT A TO FORM C – OFFERING STATEMENT

November 13, 2023

LITT GLOBAL INC.

Target Offering Amount of $5,175
Maximum Offering Amount of $5,000,000

Litt Global Inc. ("**Litt Global**", the "**Company**," "**we**," "**us**", or "**our**"), is offering a minimum amount of $5,175 (the "**Target Offering Amount**") and up to a maximum amount of $5,000,000 (the "**Maximum Offering Amount**") of the Company's Common Stock (the "**Securities**" or "Shares") at a price of $0.10 per Share on a best-efforts basis as described in this Form C (this "**Offering**"). We must raise an amount equal to or greater than the Target Offering Amount by one year from the date of this Offering Statement (the "**Offering Deadline**"). Unless we raise at least the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be cancelled, and all committed funds will be returned without interest or deduction.

Potential purchasers of the Securities are referred to herein as "**Investors**", "Purchasers", or "**you**." In order to purchase the Securities, you must complete the purchase process through our intermediary, DealMaker Securities LLC (the "**Intermediary**"). All committed funds will be held in escrow with Enterprise Bank & Trust (the "**Escrow Agent**") until released to the Company following one or more closings. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline, or such earlier time(s) as the Company designates pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary.

Investment commitments may be accepted or rejected by us, in whole or in part, in our sole and absolute discretion. We have the right to cancel or rescind our offer to sell the Securities at any time and for any reason. The Intermediary has the ability to reject any investment commitment and may cancel or rescind our offer to sell the Securities at any time for any reason.

	Price to Investors(1)	Service Fees and Commissions (2)(3)	Net Proceeds
Minimum Individual Purchase Amount (4)	$ 1,035.00	$ 87.98	$ 947.02
Target Offering Amount	$ 5,175.00	$ 439.88	$ 4735.12
Maximum Offering Amount	$ 5,000,000.00	$ 250,000.00	$ 4,750,000.00

(1)   To help offset transaction costs, Investors will be required to pay a processing fee ("**Investor Processing Fee**") of $0.0035 per share, or 3.5% of the investment amount, which they shall provide at the time of subscription along with their subscription amount (collectively, the "Subscription Price"). The issuance of Shares shall be based upon the subscription amount only, which does not include the Investor Processing Fee. For example, if an investor pays a Subscription Price equal to the Minimum Individual Purchase Amount of $1,035.00, the number of Shares issued would be based off the subscription amount of $1,000.00 (Subscription Price of $1,035.00 less Investor Processing Fee of $35.00) and the investor would be issued 10,000 Shares based off the $1,000.00 subscription amount. The Investor Processing Fee is applied to the Maximum Offering Amount and Minimum Individual Purchase Amount, effectively increasing the cost of the Securities being offered.

(2)   This excludes other fees and Offering expenses, such as attorneys' fees, marketing expenses, and audit fees.

(3)   In addition to the eight and one-half percent (8.5%) fee shown here, the Intermediary will also receive transactional based fees and a monthly maintenance fee of $2,000 and monthly marketing fee of $15,000 not shown above.

(4)   The Company reserves the right to amend the Minimum Individual Purchase Amount, in its sole discretion.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, Investors must rely on their own examination of the Company and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these Securities are exempt from registration.

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS. THERE ARE ALSO SIGNIFICANT UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN OUR COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN OUR COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C TITLED *"RISK FACTORS"* BEGINNING ON PAGE 3.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR DURING THE ONE-YEAR PERIOD BEGINNING WHEN THE SECURITIES WERE ISSUED EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. YOU SHOULD BE AWARE THAT YOU COULD BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

YOU ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING, OR TAX ADVICE, OR AS INFORMATION NECESSARILY APPLICABLE TO YOUR PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT THEIR OWN FINANCIAL ADVISER, COUNSEL, AND ACCOUNTANT AS TO LEGAL, TAX, AND RELATED MATTERS CONCERNING THEIR INVESTMENT.

THIS OFFERING IS EXEMPT FROM REGISTRATION ONLY UNDER THE LAWS OF THE UNITED STATES AND ITS TERRITORIES. NO OFFER IS BEING MADE IN ANY JURISDICTION NOT LISTED ABOVE. PROSPECTIVE INVESTORS ARE SOLELY RESPONSIBLE FOR DETERMINING THE PERMISSIBILITY OF THEIR PARTICIPATING IN THIS OFFERING, INCLUDING OBSERVING ANY OTHER REQUIRED LEGAL FORMALITIES AND SEEKING CONSENT FROM THEIR LOCAL REGULATOR, IF NECESSARY. THE INTERMEDIARY FACILITATING THIS OFFERING IS LICENSED AND REGISTERED SOLELY IN THE UNITED STATES AND HAS NOT SECURED, AND HAS NOT SOUGHT TO SECURE, A LICENSE OR WAIVER OF THE NEED FOR SUCH LICENSE IN ANY OTHER JURISDICTION. THE COMPANY AND THE INTERMEDIARY, EACH RESERVE THE RIGHT TO REJECT ANY INVESTMENT COMMITMENT MADE BY ANY PROSPECTIVE INVESTOR, WHETHER FOREIGN OR DOMESTIC.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF YOU LIVE OUTSIDE THE UNITED STATES, IT IS YOUR RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. WE RESERVE THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

NOTICE REGARDING THE ESCROW AGENT

ENTERPRISE BANK & TRUST, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

The Company certifies that all the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the "**Exchange Act**") (15 U.S.C. §§ 78m or 78o(d));

(3) Is not an investment company, as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**")(15 U.S.C. § 80a-3), or excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act (15 U.S.C. §§ 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on Section 4(a)(6) of the Securities Act of 1933 (the "**Securities Act**") (15 U.S.C. § 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Bad Actor Disclosure

The Company is not subject to any bad actor disqualifications under any relevant U.S. securities laws.

The date of this Form C Offering Statement is November 13, 2023.

TABLE OF CONTENTS

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ABOUT THIS FORM C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide any information or make any representations other than those contained in this Form C, and no source other than the Intermediary has been authorized to host this Form C and the Offering. If anyone provides you with different or inconsistent information, you should not rely on it. We are not offering to sell, nor seeking offers to buy, the Securities in any jurisdiction where such offers and sales are not permitted. The information contained in this Form C and any documents incorporated by reference herein is accurate only as of the date of those respective documents, regardless of the time of delivery of this Form C or the time of issuance or sale of any Securities.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. Prior to the consummation of the purchase and sale of the Securities, the Company will afford prospective Investors an opportunity to ask questions of, and receive answers from, the Company and its management concerning the terms and conditions of this Offering and the Company.

In making an investment decision, you must rely on your own examination of the Company and the terms of the Offering, including the merits and risks involved. The statements of the Company contained herein are based on information believed to be reliable; however, no warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. For example, our business, financial condition, results of operations, and prospects may have changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or any other materials supplied herewith.

This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This Form C and any documents incorporated by reference herein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give our current reasonable expectations and projections regarding our financial condition, results of operations, plans, objectives, future performance, and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely," and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein are based on reasonable assumptions we have made considering our industry experience, perceptions of historical trends, current conditions, expected future developments, and other factors we believe are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Investors are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking statements made in this Form C or any documents incorporated by reference herein are accurate only as of the date of those respective documents. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this Form C or to conform these statements to actual results or to changes in our expectations.

SUMMARY

The following summary highlights information contained elsewhere or incorporated by reference in this Form C. This summary may not contain all the information that may be important to you. You should read this entire Form C carefully, including the matters discussed under the section titled "Risk Factors."

The Company

The Company was incorporated in Washington on June 12, 2019. The Company intends to consolidate and transfer operations to the United States and expects all its operations to be USA-based starting from July 1st, 2024, except for the development team, which will operate through Photo Connect Pty Ltd, an Australian corporation ("Photo Connect"), which is wholly owned by Litt Global Pty Ltd, an Australian corporation ("Litt Global Australia"). The purpose of this is to take advantage of lower labor costs while continuing to build the technology and intellectual property. The Company will be licensing all the needed intellectual property for its operations from Photo Connect and Litt Global Australia. The license agreements include a 20-year initial term with successive one-year terms renewed automatically unless either party gives the other written notice of termination. The aggregate license fees will be an annual two and one-half percent (2.5%) royalty fee of revenue generated by the Company. Part of the roaylties will be prepaid by the Company through a deposit ($975,000.00 total). Royalties will be charged against the deposit amount until it has been expended. In general, the license agreements shall include use of the following:

Photo Connect License Agreement

Applications:

- LITT mobile applications: developed on the Flutter framework and complied as iOS and Android applications.

- LITT Business Platform: custom web application for LITT's Reward Partners to register and manage their LITT profiles and advertising.

- LITT Admin Platform: custom web application for LITT administrators to manage LITT's users, partners, advertising and reporting

- LITTLAND web application: custom web application for trading of virtual land and the foundation for the LITT metaverse

List of IP included in use of applications:

- All source code that are part of the applications designs

- All graphics and design assets that are part of the applications designs including but not limited to icons, images, logos, and illustrations

- All audio and video assets that are part of the applications designs including but not limited to background music and sound effects.

- All assets or licenses for custom fonts and typography used in the applications

- All data files or databases used in the applications

- All licenses and rights to continue using all third-party plugins, libraries and SDKs used in the applications' development.

- All development guides, setup instructions or user manuals related to the applications.

Registered IP:

- Domains: see attached Photo Connect Domains.xlsx

- Trademarks: see attached Photo Connect Domains.xlsx

Litt Global Australia License Agreement

Registered IP

- US patent application Number 18/132,928: Patent application for intellectual technology that aggregates Digital Gift Cards connected to a digital wallet and transacted through a single digital debit card. (Patent Applicant is LITT Global Pty Ltd)

The license agreements are attached as Exhibit F and Exhibit G.

The LITT app

With proceeds from this Offering, the Company intends to continue developing and marketing the LITT app, implementing intellectual property licensed from Photo Connect. The LITT app is a versatile platform that combines elements of social media, financial technology (Fin-Tech), and gaming. From a social media perspective, it draws parallels with Instagram. However, what sets it apart is its innovative approach to user engagement with advertisements. Users are incentivized to interact with ads through a rewarding system, earning LITT points for their engagement. These points can then be converted into real currency and conveniently spent via the LITT digital debit card in the app; a feature available to every user 18 years of age or older. The LITT debit card can be used with any LITT business registered with the LITT app.

LITTLAND game: One of the standout features within the LITT app is LITTLAND, an immersive gaming experience that offers a wide array of entertaining and addictive social games. These games include spin wheels, slots, card games, pick a chest and more that are all completely free to play. This part of the app is expected to go live in November of this year after integration of Cities of Treasures is completed within the LITT app. What makes it truly unique is the

opportunity for users to win real-world prizes from some of the world's biggest brands. These prizes range from movie and concert tickets to free products and even million-dollar giveaways. Some prizes are redeemed as show and go vouchers, promo codes and some are even linked to the LITT digital debit card utilizing LITTs patent pending technology. Prizes will be accessed within the "received items" section of the LITT app. Brand partners can gain brand presence throughout the cities in the game through digital store fronts based upon store locations or DMAs to attract consumers in the vicinity, or through digital billboards where online retailers can introduce new products or release promotions. Currently, our user base has grown impressively, surpassing 120,000 downloads, and we've partnered with nearly 20,000 business storefronts for redemption point opportunities.

LITTLAND.COM

LITTLAND.com is a dedicated website linked to the LITTLAND game within the LITT app. . On LITTLAND.com, users can stake their claim on digital space within the LITTLAND game by selecting and securing tiles on the LITTLAND game map, which are priced based upon a global flat rate. This provides users with a distinct and lasting digital presence within the LITTLAND game. Users can monetize their digital real estate in the game in various ways, from leasing it to third parties such as brands and businesses seeking access to the Company's user base to utilizing the space for their own entrepreneurial ventures. The LITTLAND game has generated over $500,000 in revenue within the past six months solely through word-of-mouth marketing.

Social Media

Within the LITT app, users can participate in an immersive social media experience similar to Instagram. Users can share content, create stories with media including photos and video, and search for special deals for products and services near their location. This component of the LITT app also has messaging capabilities and the ability for users to provide voice comments.

LITT points

Within the LITT app, users have the ability to receive rewards when they engage with advertisements. Users can earn LITT points from viewing ads on the social media news feed as well as playing the augmented reality LITT bag hunt and the mini games connected to the new LITTLAND game. Advertisers within the app decide how many impressions or views they want based on a number of cpm rates. For example, if an advertiser uses one of our ad modules they will pay a $20 cpm meaning they will spend $20 to get 1,000 views (15 seconds). Out of this $20 we will give away 40% ($8 worth of LITT points) to the users. The distribution of the $8 of LITT points among the viewers of that particular ad will vary. Sometimes we will give it all away to one person, or other times it could be split among every user, 10 users, 100 users, 1,000 users etc. We don't want the users being "paid" to watch ads meaning they watch and ad and get the same amount each time. The Company will use algorithms to help decide how many users we split the advertising pool with at any given time. LITT points can be converted to real currency and spent through LITT digital debit VISA cards each user can apply for which are then associated with their profiles. The digital debit VISA cards can be used to purchase digital gift cards. The Company has patent pending technology allowing users to stack digital gift cards and connects these gift cards to a digital wallet providing a seamless transaction at the point of sales for gift cards or standard transactions. The LITT digital debit VISA cards can be used to purchase anything within the LITT app or at any LITT business online or in person.

White Label Opportunities

These white label opportunities are in the Groups section of the LITT app. These custom-made groups are for brands that want to connect and reward there consumers as well as provide their own branded LITT digital visa card that is locked to their brand only. The Company possesses the capability to white label its technology for brands looking to enhance their presence within the LITT app. Our first white-label brand partner has generated over $55,000 in revenue from a single brand activation and offering LITT users a staggering $80,000 in rewards. This customer created a closed group which is essentially similar to a private Facebook group. Incentives were offered for users to join the group, activate their LITT visa card, and receive free promotions at participating locations associated to their brand. Users were rewarded by inviting friends, checking into locations, and engaging in AR treasure hunts on location. This exemplifies the potential and impact of the Company's innovative solutions for businesses.

The Offering

Target (Minimum) Offering Amount	$5,175*
Total Amount of the Securities Outstanding after Offering (if Target Offering Amount met)	50,000 (plus up to 5,000 bonus shares)
Maximum Offering Amount	$5,000,000
Total Amount of the Securities Outstanding after Offering (if Maximum Offering Amount met)	48,250,000 (plus up to 4,825,000 bonus shares)
Price Per Security	$0.10
Minimum Individual Purchase Amount†	$1,035.00 +
Offering Deadline	One year from the date of the Offering Statement

Investors shall be charged an Investor Processing Fee at the time of subscription, which will be paid in addition to their subscription amount. The issuance of Shares shall be based upon the subscription amount only, which does not include the Investor Processing Fee. For example, if an investor pays a Subscription Price equal to the Minimum Individual Purchase Amount of $1,035.00, the number of Shares issued would be based off the subscription amount of $1,000.00 (Subscription Price of $1,035.00 less Investor Processing Fee of $35.00) and the investor would be issued 10,000 Shares based off the $1,000.00 subscription amount. The Investor Processing Fee is applied to the Maximum Offering Amount and Minimum Individual Purchase Amount, effectively increasing the cost of the Securities being offered.

† The Company is offering Investor rewards:

There are three (3) tiers of Investor rewards based on investment amounts*:

- **Tier 1 ($5,000.00+ investment):** Investors receive credit for use at www.Littland.com in an amount matching their subscription amount.

- **Tier 2 ($10,000.00+ investment):** Investors receive credit for use at www.Littland.com in an amount matching their subscription amount and 5% bonus Shares.

- **Tier 3 ($15,000.00+ investment):** Investors receive credit for use at www.Littland.com in an amount matching their subscription amount and 10% bonus Shares.

* Credit for use at www.Littland.com will be issued to each qualifying investor by the sales staff of the Company.

There are two (2) tiers of Investment rewards based on time:
-

- **Time Period 1✦ - Invest within first two weeks of Offering commencement:** Investors receive 10% bonus Shares for investing within the period described.

- **Time Period 2✦ - Invest within the end of Time Period 1 and two weeks afterwards:** Investors receive 5% bonus Shares for investing within the period described.

✦ All time periods end at 11:59pm EST (UTC-05:00). By way of example, the first two weeks begins on the SEC Accepted Date posted for the Form C filing and ends at 11:59pm EST (UTC-05:00) fourteen days later.

+ The Company reserves the right to amend the Minimum Individual Purchase Amount, in its sole discretion.

RISK FACTORS

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, Investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities

have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Before making an investment decision with respect to the Securities, we urge you to carefully consider the risks described in this section and other factors set forth in this Form C. In addition to the risks specified below, the Company is subject to same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events, and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. Prospective Investors should consult with their legal, tax, and financial advisors prior to making an investment in the Securities. The Securities should only be purchased by persons who can afford to lose all their investment.

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

The Company is still in an early phase, and we are just beginning to implement our business plan. There can be no assurance that we will ever operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications, and delays usually encountered by early-stage companies. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

The amount of capital the Company is attempting to raise in this Offering may not be enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy, and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of their investment.

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of revenues, as well as the inherent business risks associated with our Company and present and future market conditions. Our business currently does not generate any sales and future sources of revenue may not be sufficient to meet our future capital requirements. We will require additional funds to execute our business strategy and conduct our operations.

We may not be able to protect our intellectual property and Photo Connect may not be able to protect all the intellectual property we will license.

Our profitability may depend in part on Photo Connect, Litt Global Australia's and our ability to effectively protect intellectual property we hold or license from Photo Connect and/or Litt Global Australia including our trademark and logo, LITT app related intellectual property, and our ability to operate without inadvertently infringing on the proprietary rights of others. Theft of the LITT intellectual property could adversely affect our revenue. Policing and protecting intellectual property against piracy and unauthorized use by third parties is time-consuming and expensive and certain countries may not even recognize intellectual property rights. Any litigation protecting our intellectual property or that of Photo Connect or Litt Global Australia and defending original content could have a material adverse effect on our business, operating results, and financial condition, regardless of the outcome of such litigation.

Part of our business relies on an oral agreement with a company with which our Company has a shared management and in which it has a controlling amount of ownership.

LITTLAND.com is owned by Littland Inc., a Wyoming corporation. The Company owns 81.12% of the outstanding shares of Littland Inc. and has the same management personnel serving as officers and directors of both companies. The Company has a verbal agreement with Littland Inc. regarding the use and integration of the website with the LITT app. There is a risk that if management or ownership control within Littland Inc. changes, that the Company could lose the use of the LITTLAND.com website which could have a negative impact on Company operations. If such an event were to occur, the Company could be forced to expend capital to create its own website or find another partner in order to restore functionality lost as a result of losing the use of the website.

Our business could be negatively impacted by cyber security threats, attacks, and other disruptions.

We may face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration, or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters, or accidents could cause breaches of data security, loss of critical data, and performance delays, which in turn could adversely affect our business.

Security breaches of confidential user information in connection with our products, including the LITT app, may adversely affect our business.

Our business requires the collection, transmission, and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security, and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss, or misappropriation of, or access to, users' or other proprietary data or other breach of our information technology systems could result in fines, legal claims, or proceedings.

The further development and acceptance of digital asset networks and other digital assets, which represent a new and rapidly changing industry, are subject to a variety of factors that are difficult to evaluate. The slowing or stopping of the development or acceptance of digital asset systems may adversely affect an investment in us.

Digital assets such as the those used in the LITT app and with Littland.com are part of a new and rapidly evolving industry of which the digital asset networks are prominent, but not unique, parts. The growth of the digital asset industry is subject to a high degree of uncertainty. The factors affecting the further development of the digital asset industry, as well as the digital asset networks, include:

- continued worldwide growth in the adoption and use of digital assets;

- government and quasi-government regulation of digital assets and their use, or restrictions on or regulation of access to and operation of the digital asset network or similar digital assets systems;

- changes in consumer demographics and public tastes and preferences;

- general economic conditions and the regulatory environment relating to digital assets;

- the impact of regulators focusing on digital assets and digital securities and the costs associated with such regulatory oversight; and

- A decline in the popularity or acceptance of the digital asset networks could adversely affect an investment in us.

If we are not able to maintain and enhance our brands. our ability to expand our base of users, marketers, and developers may be impaired. and our business and financial results may be harmed.

We believe that our brand has significantly contributed to the success of our business. We also believe that maintaining and enhancing our brand is critical to expanding our base of users, marketers, and developers. Maintaining and enhancing our brands will depend largely on our ability to continue to provide useful, reliable, trustworthy, and innovative products, which we may not do successfully. We may introduce new products or terms of service or policies that users do not like, which may negatively affect our brand and products. Additionally, the actions of developers or advertisers may negatively affect our customers and they may not have a positive experience using third-party applications integrated with our products or interacting with parties that advertise through our products. We will also continue to experience media, legislative, or regulatory scrutiny of our actions or decisions regarding user privacy, data use. encryption, content, product design, algorithms, advertising, competition, and other issues, including actions or decisions in connection with elections, the COVID-19 pandemic, or geopolitical events, which may in the future adversely affect, our reputation and brand. We may fail to respond expeditiously or appropriately to the sharing of objectionable content on our services or objectionable practices by advertisers or developers, or to otherwise enforce our policies or address user concerns, which has occurred in the past and which could erode confidence in our brands. Maintaining and enhancing our brand will require us to make substantial investments and these investments may not be successful. Certain of our actions, such as the foregoing matter regarding developer misuse of data and concerns around our handling of political speech and advertising. hate speech, and other content. as well as user well-being issues, have eroded confidence in our brands and may continue to do so in the future. If we fail to successfully promote and maintain our brand or if we incur excessive expenses in this effort, our business and financial results may be adversely affected.

We may not be able to continue to successfully maintain or grow usage of and engagement with applications that integrate with our products.

We may not be able to continue to successfully maintain or grow usage of and engagement with applications that integrate with our products. We have made and are continuing to make investments to enable developers to build, grow, and monetize applications that integrate with our products. Such existing and prospective developers may not be successful in building, growing, or monetizing applications that create and maintain user engagement. Additionally, developers may choose to beacon other platforms including platforms controlled by third parties rather than building products to integrate with our products. We are continuously seeking to balance the distribution objectives of developers with our desire to provide an optimal user experience and we may not be successful in achieving a good balance that continues to attract and retain such developers. In addition, we may enact privacy, safety, and security policies that may restrict developer access to certain user data. In some instances, these actions, as well as other actions to enforce our policies applicable to developers, could adversely affect our relationships with developers. If we are not successful in our efforts to maintain or grow the number of developers that choose to build products that integrate with our products or we are unable to continue to build and maintain good relations with such developers, our user growth and user engagement and our financial results may be adversely affected.

Failure to obtain or create digital content that appeals to the Company's customers, or to make such content available on commercially reasonable terms, could have a material adverse impact on the Company's business, results of operations and financial condition.

The Company contracts with third parties to offer their digital content to customers. The licensing or other distribution arrangements for this content can be for relatively short time periods and do not guarantee the continuation or renewal of these arrangements on commercially reasonable terms, or at all. Some third-party content providers and distributors currently or in the future may offer competing products and services and can take actions to make it difficult or impossible for the Company to license or otherwise distribute their content. Other content owners, providers or

distributors may seek to limit the Company's access to, or increase the cost of, such content. The Company may be unable to continue to offer a wide variety of content at commercially reasonable prices with acceptable usage rules. The Company also produces its own digital content, which can be costly to produce due to intense and increasing competition for talent, content and subscribers, and may fail to appeal to the Company's customers. Some third-party digital content providers require the Company to provide digital rights management and other security solutions. If requirements change, the Company may have to develop or license new technology to provide these solutions. There can be no assurance the Company will be able to develop or license such solutions at a reasonable cost and in a timely manner.

Our user growth, engagement, and monetization on mobile devices depend upon effective operation with mobile operating systems, networks, technologies, products, and standards that we do not control.

The substantial majority of our revenue is and will continue to be generated from the use of our LITT app on mobile devices. There is no guarantee that popular mobile devices will continue to feature our products, or that mobile device users will continue to use our products rather than competing products. We are dependent on the interoperability of our products with popular mobile operating systems, networks, technologies, products, and standards that we do not control, such as the Android and iOS operating systems and mobile browsers. Changes, bugs, or technical issues in such systems, or changes in our relationships with mobile operating system partners, handset manufacturers, browser developers, or mobile carriers, or in the content or application of their terms of service or policies (which they have made in the past and continue to seek to implement) that degrade our products' functionality, reduce or eliminate our ability to update or distribute our products, give preferential treatment to competitive products, limit our ability to deliver, target, or measure the effectiveness of ads, or charge lees related to the distribution of our products or our delivery of ads have in the past adversely affected, and could in the future adversely affect, the usage of our products and monetization on mobile devices.

The markets for our applications develop more slowly than we expect, or market conditions reduce IT spending, our growth may slow or stall as demand for our platform reduces, and our operating results would be harmed.

The social media markets are huge. However, our success will depend on continued growth of these markets. In particular, we do not know whether the trend of adoption of new social media in the past will continue in the future. In part, this may depend on how well we compete with our competitors in this space who have vastly more resources and time in the industry than we do. We will incur substantial operating costs, particularly in sales and marketing and research and development, in attempting to develop market share. If the market for our products does not develop as we anticipate, or does not continue to grow, or grows more slowly than we expect, our operating results would be harmed.

Additionally, concerns about the systemic impact of a potential widespread recession (in the U.S. or internationally) or geopolitical issues could lead to increased market volatility and diminished growth expectations, which in turn could result in reductions in spending by our existing and prospective customers. Prolonged economic slowdowns may result in customers delaying or canceling IT projects or seeking to lower their costs by requesting us to renegotiate existing contracts on less advantageous terms or defaulting on payments due on existing contracts or not renewing at the end of existing contract terms. As a result, broadening or protracted extension of an economic downturn could harm our business, revenue, results of operations and cash flows.

Protection of electronically stored data and other cybersecurity is costly, and if our data or systems are materially compromised in spite of this protection, we may incur additional costs, lost opportunities, damage to our reputation, disruption of service or theft of our assets.

We maintain information necessary to conduct our business, including confidential and proprietary information as well as personal information regarding our customers and employees, in digital form. We also use computer systems to deliver our products and services and operate our businesses. Data maintained in digital form is subject to the risk of unauthorized access, modification, exfiltration, destruction or denial of access and our computer systems are subject to cyberattacks that may result in disruptions in service. We use many third-party systems and software, which are also subject to supply chain and other cyberattacks. Identifying and mitigating cyber risks is costly and requires ongoing monitoring and updating as technologies change and efforts to overcome security measures become more sophisticated. Accordingly, despite our efforts, the risk of unauthorized access, modification, exfiltration, destruction,

or denial of access with respect to data or systems and other cybersecurity attacks cannot be eliminated entirely, and the risks associated with a potentially material incident remain. In addition, we provide some confidential, proprietary, and personal information to third parties in certain cases when it is necessary to pursue business objectives. While we obtain assurances that these third parties will protect this information and, where we believe appropriate, monitor the protections employed by these third parties, there is a risk the confidentiality of data held by third parties may be compromised.

If our information or cyber security systems or data are compromised in a material way, our ability to conduct our business may be impaired, we may lose profitable opportunities or the value of those opportunities may be diminished and as described above, we may lose revenue. If personal information of our customers or employees is misappropriated, our reputation with our customers and employees may be damaged resulting in loss of business or morale, and we may incur costs to remediate possible harm to our customers and employees or damages arising from litigation and/or to pay fines or take other action with respect to judicial or regulatory actions arising out of the incident. Insurance we obtain may not cover losses or damages associated with such attacks or events. Our systems and the systems of third parties with whom we engage are continually attacked.

Our business is highly competitive. We face significant competition that we anticipate will continue to intensify. If we are not able to maintain or improve our market share, our business could suffer.

We face significant competition in almost every aspect of our business both domestically and internationally, especially because our products and services operate across a broad list of categories. Our competitors range from smaller or newer companies to larger, more established companies such as Alphabet (including Google and YouTube), TikTok, Meta (including Facebook, Instagram, and WhatsApp), Pinterest, Twitter, and many other social media apps which may provide similar products. Our competitors also include platforms that offer or will offer a variety of products, services, content, and online advertising offerings that compete or may compete with our offerings. For example, Instagram, a competing application owned by Meta, has many similar features to our application, including a "stories" feature and may be directly competitive. Meta has introduced, and likely will continue to introduce more private ephemeral products into its various platforms which may mimic and compete with our products. We also compete for users and their time so, we may lose users or their attention not only to companies that provide products and services that specifically compete with our offerings, but to other companies with products or services that target or otherwise appeal to certain demographics. Moreover. in emerging international markets, where mobile devices often lack large storage capabilities, we may compete with other applications for the limited space available on a user's mobile device. We also face competition from traditional and online media businesses for advertising budgets. We compete broadly with the social media offerings of Alphabet, Apple, ByteDance, Meta, Pinterest, and Twitter. and with other, largely regional, social media platforms that have strong positions in particular countries. As we introduce new products, as our existing products evolve, or as other companies introduce new products and services, we may become subject to additional competition. Many of our current and potential competitors have significantly greater resources and broader global recognition and occupy stronger competitive positions in certain market segments than we do. These factors may allow our competitors to respond to new or emerging technologies and changes in market requirements better than we can, undertake more far-reaching and successful product development extorts or marketing campaigns, or adopt more aggressive pricing policies. In addition, ongoing changes to privacy laws and mobile operating systems have made it more difficult for us to target and measure advertisements effectively, and advertisers may prioritize the solutions of larger, more established companies.

The Company's business and reputation are impacted by information technology system failures and network disruptions.

The Company is exposed to information technology system failures or network disruptions caused by natural disasters, accidents, power disruptions, telecommunications failures, acts of terrorism or war, computer viruses, physical or electronic break-ins, ransomware or other cybersecurity incidents, or other events or disruptions. System redundancy and other continuity measures may be ineffective or inadequate, and the Company's or its vendors business continuity and disaster recovery planning may not be sufficient for all eventualities. Such failures or disruptions can adversely impact the Company's business by, among other things, preventing access to the Company's online services, interfering with customer transactions or impeding the manufacturing and shipping of the Company's products. These events could materially adversely affect the Company's business, reputation, results of operations and financial condition.

Social media companies face a growing array of risks related to government regulation in today's digital landscape.

Governments around the world are increasingly concerned about the impact of these platforms on society, and as a result, they are proposing and implementing various regulatory measures. One significant risk the Company may face from such regulation is the potential for stricter content moderation requirements. Governments may demand that social media companies take more responsibility for filtering out harmful or illegal content, which could lead to complex ethical and operational challenges. If the Company is required to do so, and fails, it could potentially be subject to civil or criminal penalties. Another risk the Company could face is the threat of antitrust actions. Many social media companies have achieved unprecedented market dominance, raising concerns about monopolistic behavior. Governments may seek to break up these companies or impose regulations that restrict their ability to acquire smaller competitors, which could reshape the industry's competitive landscape.

Privacy is yet another focal point of government scrutiny. In response to growing concerns about data breaches and the misuse of user information, governments are enacting stricter data protection laws. Our Company may need to invest heavily in compliance and change their data handling practices, which could impact their business models and profitability. Government surveillance and censorship demands also pose a risk to our Company's commitments to free speech and user privacy. Balancing these competing interests can be challenging, as complying with government requests may alienate users and erode trust. Government regulation introduces multifaceted risks for our Company, ranging from content moderation challenges and antitrust actions to privacy concerns and issues related to free speech and censorship. Navigating these risks will require careful attention, adaptability, and a proactive approach to compliance and engagement with regulatory authorities. If we are unable to do so, it could ultimately limit our ability to operate effectively.

Our Company confronts significant monetization risks in our pursuit of profitability.

One of the most prominent concerns our Company has is user engagement and retention. Our platform relies heavily on keeping users actively engaged to deliver advertisements effectively. If we are unsuccessful in creating adequate user engagement and user engagement wanes, whether due to changes in user preferences, content saturation, or competition from other platforms, it can diminish the value they offer to advertisers, which could severely harm our reputation and ability to grow a substantial user base. Changes in advertising trends can have a profound impact on Company operations. The effectiveness of advertising campaigns can be influenced by shifts in consumer behavior, marketing preferences, or broader economic conditions. Our Company must continually adapt our advertising solutions to align with these changing dynamics. In addition, our LITT app provides a unique advertising experience for our brand partners and users. If users fail to engage sufficiently with our brand partners, it could negatively impact our ability to keep brand partners and may negatively impact the growth of the Company. Additionally, regulatory and privacy concerns pose monetization risks. Stricter data protection regulations can limit the amount and type of user data that can be collected and used for targeting, potentially reducing the precision and efficiency of ad campaigns.

Social media companies are inextricably linked to the ever-evolving landscape of technology, and with this connection comes a range of risks for the Company.

One of the foremost challenges is the rapid pace of technological change. As artificial intelligence, machine learning, and data analytics continue to advance, the Company must stay at the forefront of these innovations to remain competitive. Falling behind can result in outdated user experiences, decreased user engagement, and reduced attractiveness to advertisers. Furthermore, the intersection of social media and emerging technologies like augmented reality (AR) and virtual reality (VR) presents both opportunities and risks. While these technologies can enhance user experiences and open up new avenues for monetization, they also bring concerns related to user privacy, content moderation, and the potential for addiction or overuse. Interoperability and integration with other emerging tech platforms and services also pose challenges. Our Company must navigate complex ecosystems, including partnerships with third-party developers and integration with other digital tools, while managing potential risks associated with data sharing and security breaches. The Company operates in an ever-changing and developing field and if it does not stay relevant by keeping up with the constant advances in technology, it may fail.

Reliance on third-party service providers creates risks for the Company.

Some of the Company's operations may rely on the Company's third-party service providers to host and deliver services and data. Any interruptions, delays, or disruptions in and to the delivery of such services, security, or data, including without limitation any privacy breaches or failures in data collection, could expose the Company to liability and harm the Company's business and reputation.

The Company is partnering with VISA to provide users with the ability to use a debit card through the LITT app which creates various risks for the Company.

Some of the key risks associated with debit card partnerships include:

Reputation Risk: A tarnished reputation of either the partnering company or the debit card issuer can negatively affect the brand image of both entities. Any controversies, customer complaints, or negative publicity related to the debit card program can harm their standing in the eyes of consumers.

Regulatory and Compliance Risk: Debit card partnerships must adhere to various financial regulations and consumer protection laws. Non-compliance can lead to legal and financial penalties, tarnishing the reputations of both parties involved.

Operational Risk: Efficiently managing the operations of a debit card program requires effective technology, security, and customer support. Operational failures, such as IT glitches, data breaches, or customer service issues, can lead to financial losses and harm the partnership's reputation.

Customer Attrition Risk: If customers are dissatisfied with the debit card program or the services provided, they may switch to other financial products or brands. High customer attrition rates can erode the value of the partnership and could also negatively impact the implementation of the Company's operations including the unique advertising experience of the app and implementation of LITT points.

Loyalty Program Risk: Many debit card partnerships include loyalty programs or rewards. Managing these programs effectively and ensuring they provide value to cardholders can be complex. Mismanagement or changes to rewards can lead to customer dissatisfaction which could negatively affect user experience within the LITT app and could harm the Company's brand reputation.

Partner Risk: Companies partnering with financial institutions must consider the financial stability, reputation, and business practices of their partners. A partner's financial troubles or unethical behavior can harm the debit card program and brand.

Data Security and Privacy Risk: Debit card partnerships involve the exchange of sensitive customer data. Any data breaches or security lapses can lead to legal and reputational consequences, affecting both partners.

The VISA debit card the Company is implementing is a digital debit card. Digital debit cards, which are virtual or app-based versions of traditional debit cards, offer convenience and flexibility, but they also come with their own set of risks.

Risks related to digital debit cards that the Company is subject to include, but are not limited to the following:

Fraud and Unauthorized Access: Digital debit cards can be vulnerable to fraud, including unauthorized transactions or account breaches. If a user's device or account is compromised, cybercriminals may gain access to their digital card information.

Data Breaches: Storing digital card information on apps or digital wallets exposes it to potential data breaches. If the service provider experiences a security breach, user data may be compromised, leading to fraud and identity theft.

Phishing and Social Engineering: Users of digital debit cards may be susceptible to phishing scams or social engineering attacks, where malicious actors trick individuals into revealing their card details or personal information.

Loss or Theft of Mobile Device: If a user's smartphone or device is lost or stolen, the digital debit card information stored on the device could be accessed by unauthorized individuals, potentially leading to fraudulent transactions.

Tech Glitches and System Failures: Technical glitches or system failures in the app or digital wallet can disrupt access to funds or cause transaction errors. Users may temporarily lose access to their digital debit card or encounter difficulties making payments.

Third-Party App Vulnerabilities: Many digital debit card services rely on third-party apps or platforms. Vulnerabilities in these apps can be exploited by hackers, leading to potential security breaches or unauthorized access to card information.

Limited Acceptance: Digital debit cards may not be accepted everywhere, particularly in regions or businesses that have not yet adopted digital payment methods. Users may need to carry a physical card as a backup.

Dependency on Mobile Devices: Digital debit card users are heavily reliant on their mobile devices. If the device runs out of battery, is damaged, or experiences technical issues, users may find themselves unable to access their funds or make payments.

Privacy Concerns: Digital debit cards often require users to share personal and transaction data with service providers. Users should be aware of the privacy implications and how their data is used and protected.

Account Compromise: If a user's digital wallet account is compromised, the attacker could gain access to multiple digital debit cards stored within the wallet, potentially leading to a cascade of fraudulent transactions.

Regulatory and Compliance Risks: Digital debit card providers must adhere to financial regulations and data security standards. Non-compliance can result in legal and financial penalties.

The failure of the Company and/or our users to mitigate these risks could negatively impact Company operations. The Company and our partner must prioritize data security, implement robust authentication methods, and regularly update our apps or platforms to address vulnerabilities. Additionally, staying informed about the latest security threats and best practices is crucial for both our partner, us, and our users.

The Company's success depends in part on the experience and skill of the board of directors, its executive officers, and key employees.

We are dependent on our board of directors, executive officers, and key employees. These persons may not devote their full time and attention to the matters of the Company. The loss of our board of directors, executive officers, and/or key employees could harm the Company's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Company does not have any key person life insurance policies on any such people.

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and our operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all the risk of relying on key personnel.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and

costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography, or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results, and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

Risks Related to the Offering

The U.S. Securities and Exchange Commission does not pass upon the merits of the Securities or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

You should not rely on the fact that our Form C is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement, or guarantee of compliance as it relates to this Offering. The U.S. Securities and Exchange Commission has not reviewed this Form C, nor any document or literature related to this Offering.

Neither the Offering nor the Securities have been registered under federal or state securities laws.

No governmental agency has reviewed or passed upon this Offering or the Securities. Neither the Offering nor the Securities have been registered under federal or state securities laws. Investors will not receive any of the benefits available in registered offerings, which may include access to quarterly and annual financial statements that have been audited by an independent accounting firm. Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering based on the information provided in this Form C and the accompanying exhibits.

The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering.

The Company's management will have considerable discretion over the use of proceeds from the Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

The Company has the right to limit individual Investor commitment amounts.

The Company may prevent any Investor from committing more than a certain amount in this Offering for any reason. This means that your desired investment amount may be limited or lowered based solely on the Company's determination and not in line with relevant investment limits set forth by the Regulation CF rules. This also means that other Investors may receive larger allocations of the Offering based solely on the Company's determination.

The Company has the right to extend the Offering Deadline.

The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Target Offering Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the Offering Deadline, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Target Offering Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Target Offering Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after the release of such funds to the Company, the Securities will be issued and distributed to you.

The Company may end the Offering early.

If the Target Offering Amount is met after 21 calendar days, but before the Offering Deadline, the Company can end the Offering by providing notice to Investors at least 5 business days prior to the end of the Offering. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to invest in this Offering – it also means the Company may limit the amount of capital it can raise during the Offering by ending the Offering early.

The Company has the right to conduct multiple closings during the Offering.

If the Company meets certain terms and conditions, an intermediate close of the Offering can occur, which will allow the Company to draw down the proceeds committed and captured in the Offering during the relevant period. The Company may choose to continue the Offering thereafter. Investors should be mindful that this means they can make multiple investment commitments in the Offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Investors whose investment commitments were previously closed upon will not have the right to re-confirm their investment as it will be deemed to have been completed prior to the material change.

Using a credit card to purchase Securities may impact the return on your investment as well as subject you to other risks inherent in this form of payment.

Investors in this offering may have the option of paying for their investment with a credit card, which is not usual in the traditional investment markets. Transaction fees charged by your credit card company and interest charged on unpaid card balances (which can reach almost 25% in some states) add to the effective purchase price of the interests you buy. The cost of using a credit card may also increase if you do not make the minimum monthly card payments and incur late fees. Using a credit card is a relatively new form of payment for securities and will subject you to other risks inherent in this form of payment, including that, if you fail to make credit card payments (e.g. minimum monthly payments), you risk damaging your credit score and payment by credit card may be more susceptible to abuse than other forms of payment. Moreover, where a third-party payment processor is used, as in this offering, your recovery options in the case of disputes may be limited. The increased costs due to transaction fees and interest may reduce the return on your investment.

The SEC's Office of Investor Education and Advocacy issued an Investor Alert dated February 14, 2018 entitled Credit Cards and Investments – A Risky Combination, which explains these and other risks you may want to consider before using a credit card to pay for your investment.

The Subscription Agreement has a forum selection provision that requires disputes be resolved in state or federal courts in the State of California, regardless of convenience or cost to you, the investor.

As part of this investment, each Investor will be required to agree to the terms of the subscription agreement included as Exhibit D to this Form C. In the agreement, Investors agree to resolve disputes arising under the subscription agreement in state or federal courts located in the State of Washington, for the purpose of any suit, action or other proceeding arising out of or based upon the agreement. Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. The Company believes that the exclusive forum provision applies to claims arising under the Securities Act, but there is uncertainty as to whether a court would enforce such a provision in this context.

Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. As a result, the exclusive forum provision will not apply to suits brought to enforce any duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. You will not be deemed to have waived the Company's compliance with the federal securities laws and the rules and regulations thereunder. This forum selection provision may limit your ability to obtain a favorable judicial forum for disputes with us. Although we believe the provision benefits us by providing increased consistency in the application of Washington law in the types of lawsuits to which it applies and in limiting our litigation costs, to the extent it is enforceable, the forum selection provision may limit the ability of Investors to bring claims in judicial forums that they find favorable to such disputes, may increase Investors' costs of bringing suit and may discourage lawsuits with respect to such claims. Alternatively, if a court were to find the provision inapplicable to, or unenforceable in an action, the Company may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect its business, financial condition or results of operations.

Financial projections may be wrong.

Certain financial projections concerning the future performance of our business are based on assumptions of an arbitrary nature and may prove to be materially incorrect. No assurance is given that actual results will correspond with the results contemplated by these projections. It is possible that returns may be lower than projected, or that there may be no returns at all.

These and all other financial projections, and any other statements previously provided to the Purchaser relating to the Company or its prospective business operations that are not historical facts, are forward-looking statements that involve risks and uncertainties. Sentences or phrases that use such words as "believes," "anticipates," "plans," "may," "hopes," "can," "will," "expects," "is designed to," "with the intent," "potential" and others indicate forward-looking statements, but their absence does not mean that a statement is not forward- looking.

Such statements are based on our Manager's current estimates and expectations, along with currently available competitive, financial, and economic data. However, forward-looking statements are inherently uncertain. A variety of factors could cause business conditions and results to differ materially from what is contained in any such forward-looking statements.

Any valuation of the Company is subject to significant uncertainty.

Unlike listed companies, which are valued publicly through market-driven stock prices, private companies are difficult to value. Although the Company has performed an internal valuation of its business, it has neither sought nor obtained an independent valuation determining the terms of this Offering.

The Company determined the $0.10 per-share price (before the addition of the 3.5% Investor Processing Fee) from an internal valuation analysis that includes a comparison of companies in the same industry and information from sales requests. Therefore, the offering price does not necessarily bear any simple relationship to the Company's assets, earnings, book value, net tangible value, or other generally accepted criteria of value for investment, and it is higher than the net tangible book value per share of the Company's two classes of common stock (collectively, the "Common Stock") immediately before the commencement of this Offering. Even with the inflow of gross proceeds of approximately $5,000,000 in capital if this Offering is fully subscribed, the net tangible book value per share of the Common Stock immediately after this Offering's conclusion will still be less than $0.10.

Because of the uncertainty of the Company's valuation, we cannot assure you that you would be able to resell the Shares at the $0.10 offering price (or at any other price), and you risk overpaying for your investment.

Risks Related to the Securities

The Securities will not be freely transferable under the Securities Act until one year from the initial purchase date. Although the Securities may be transferable under federal securities law, state securities regulations may apply, and each Investor should consult with their attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not ever be a public market for the Securities. Because the Securities have not been registered under the Securities Act or under the securities laws of any state or foreign jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain for the Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Each Investor in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes, and not with a view to resale or distribution thereof.

Investors will not be entitled to any inspection or information rights other than those required by law.

Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by law. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information. Additionally, there are numerous methods by which the Company can terminate annual report obligations, resulting in no to limited information rights owed to Investors.

The securities acquired in this Offering may be significantly diluted as a consequence of subsequent equity financings and the bonus Securities offered in this Offering.

The Company's equity securities will be subject to dilution. The Company may issue additional equity to employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence, holders of the Securities offered herein will be subject to dilution in an unpredictable amount. Such dilution may reduce the Investor's control and economic interests in the Company.

The amount of additional financing needed by the Company will depend upon several contingencies not foreseen at the time of this Offering. Generally, additional financing (whether in the form of loans or the issuance of other securities) will be intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds received in any additional financing are not sufficient to meet the Company's needs, the Company may have to raise additional capital at a price unfavorable to their existing investors, including the holders of the Securities. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to accurately predict the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain financing on favorable terms could dilute or otherwise severely impair the value of the Securities.

Additionally, if we issue bonus Securities pursuant to this Offering, some Investors may experience dilution. We are offering our Securities for $0.10 per share. Investors who invest $10,000 or more in this Offering will also be entitled to receive bonus Securities of up to 10%. In addition, investors who invest within a certain time period will be entitled to receive bonus Securities of up to 10%. Therefore, investors receiving bonus Securities are effectively receiving a discount on the Securities they purchase. Bonus Securities have identical rights, privileges, preferences as well as restrictions to the Common Stock to be purchased by investors. The issuance of bonus Securities could cause immediate dilution to your investment.

There is no present market for the Securities and we have arbitrarily set the price.

The Offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our asset value, net worth, revenues, or other established criteria of value. We cannot guarantee that the Securities can be resold at the Offering price or at any other price.

There is no guarantee of a return on an Investor's investment.

There is no assurance that an Investor will realize a return on their investment or that they will not lose their entire investment. For this reason, each Investor should read this Form C and all exhibits carefully and should consult with their attorney and business advisor prior to making any investment decision.

We have established preferred stock which can be designated by the Company's Board of Directors without shareholder approval.

The Company has 50,000,000 shares of preferred stock authorized. The shares of preferred stock of the Company may be issued from time to time in one or more series, each of which shall have a distinctive designation or title as shall be determined by the board of directors of the Company prior to the issuance of any shares thereof. The preferred stock shall have such voting powers, full or limited, or no voting powers, and such preferences and relative, participating, optional or other special rights and such qualifications, limitations or restrictions thereof as adopted by the board of directors. Because the board of directors is able to designate the powers and preferences of the preferred stock without the vote of a majority of the Company's shareholders, shareholders of the Company will have no control over what designations and preferences the Company's preferred stock will have. The issuance of shares of preferred stock or the rights associated therewith could cause substantial dilution to our existing shareholders. Additionally, the dilutive effect of any preferred stock which we may issue may be exacerbated given the fact that such preferred stock may have voting rights and/or other rights or preferences which could provide the preferred shareholders with substantial voting control over us and/or give those holders the power to prevent or cause a change in control, even if that change in control might benefit our shareholders. As a result, the issuance of shares of preferred stock may cause the value of our securities to decrease.

Investors have diluted voting rights.

Investors will be entitled to one (1) vote per share of Common Stock, The Company may issue additional shares in additional securities offerings and the Board of Directors may at some time in the future designate Preferred Stock which could have voting rights different from the Common Stock.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

BUSINESS

Description of the Business

With proceeds from this Offering, the Company intends to continue developing and marketing the LITT app, implementing intellectual property licensed from Photo Connect and Litt Global Australia. The LITT app is a versatile platform that combines elements of social media, financial technology (Fin-Tech), and gaming. From a social media perspective, it draws parallels with Instagram. However, what sets it apart is its innovative approach to user engagement with advertisements. Users are incentivized to interact with ads through a rewarding system, earning LITT points for their engagement. These points can then be converted into real currency and conveniently spent via the LITT digital debit card in the app; a feature available to every user 18 years of age or older. The LITT debit card can be used with any LITT business registered with the LITT app.

LITTLAND game: One of the standout features within the LITT app is LITTLAND, an immersive gaming experience that offers a wide array of entertaining and addictive social games. These games include spin wheels, slots, card games, pick a chest and more that are all completely free to play. This part of the app is expected to go live in November of this year after integration of Cities of Treasures is completed within the LITT app. What makes it truly unique is the opportunity for users to win real-world prizes from some of the world's biggest brands. These prizes range from movie and concert tickets to free products and even million-dollar giveaways. Some prizes are redeemed as show and go vouchers, promo codes and some are even linked to the LITT digital debit card utilizing LITTs patent pending

technology. Prizes will be accessed within the "received items" section of the LITT app. Brand partners can gain brand presence throughout the cities in the game through digital store fronts based upon store locations or DMAs to attract consumers in the vicinity, or through digital billboards where online retailers can introduce new products or release promotions. Currently, our user base has grown impressively, surpassing 120,000 downloads, and we've partnered with nearly 20,000 business storefronts for redemption point opportunities.

LITTLAND.COM

LITTLAND.com is a dedicated website linked to the LITTLAND game within the LITT app. . On LITTLAND.com, users can stake their claim on digital space within the LITTLAND game by selecting and securing tiles on the LITTLAND game map, which are priced based upon a global flat rate. This provides users with a distinct and lasting digital presence within the LITTLAND game. Users can monetize their digital real estate in the game in various ways, from leasing it to third parties such as brands and businesses seeking access to the Company's user base to utilizing the space for their own entrepreneurial ventures. The LITTLAND game has generated over $500,000 in revenue within the past six months solely through word-of-mouth marketing.

Social Media

Within the LITT app, users can participate in an immersive social media experience similar to Instagram. Users can share content, create stories with media including photos and video, and search for special deals for products and services near their location. This component of the LITT app also has messaging capabilities and the ability for users to provide voice comments.

LITT points

Within the LITT app, users have the ability to receive rewards when they engage with advertisements. Users can earn LITT points from viewing ads on the social media news feed as well as playing the augmented reality LITT bag hunt and the mini games connected to the new LITTLAND game. Advertisers within the app decide how many impressions or views they want based on a number of cpm rates. For example, if an advertiser uses one of our ad modules they will pay a $20 cpm meaning they will spend $20 to get 1,000 views (15 seconds). Out of this $20 we will give away 40% ($8 worth of LITT points) to the users. The distribution of the $8 of LITT points among the viewers of that particular ad will vary. Sometimes we will give it all away to one person, or other times it could be split among every user, 10 users, 100 users, 1,000 users etc. We don't want the users being "paid" to watch ads meaning they watch and ad and get the same amount each time. The Company will use algorithms to help decide how many users we split the advertising pool with at any given time. LITT points can be converted to real currency and spent through LITT digital debit VISA cards each user can apply for which are then associated with their profiles. The digital debit VISA cards can be used to purchase digital gift cards. The Company has patent pending technology allowing users to stack digital gift cards and connects these gift cards to a digital wallet providing a seamless transaction at the point of sales for gift cards or standard transactions. The LITT digital debit VISA cards can be used to purchase anything within the LITT app or at any LITT business online or in person.

White Label Opportunities

These white label opportunities are in the Groups section of the LITT app. These custom-made groups are for brands that want to connect and reward there consumers as well as provide their own branded LITT digital visa card that is locked to their brand only. The Company possesses the capability to white label its technology for brands looking to enhance their presence within the LITT app. Our first white-label brand partner has generated over $55,000 in revenue from a single brand activation and offering LITT users a staggering $80,000 in rewards. This customer created a closed group which is essentially similar to a private Facebook group. Incentives were offered for users to join the group, activate their LITT visa card, and receive free promotions at participating locations associated to their brand. Users were rewarded by inviting friends, checking into locations, and engaging in AR treasure hunts on location. This exemplifies the potential and impact of the Company's innovative solutions for businesses.

Intellectual Property

All IP is held by Photo Connect and will be exclusively licensed by the Company.

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by the laws and regulations of U.S. federal, state, and local governmental authorities. These laws and regulations are subject to change.

Litigation

The Company is not subject to any current litigation or threatened litigation.

USE OF PROCEEDS

The following table illustrates how we intend to use the net proceeds received from this Offering if we raise the Target Offering Amount and if we raise the Maximum Offering Amount. The values below are not inclusive of payments to financial and legal service providers and escrow set up fees, all of which were incurred in the preparation of this Offering and are due in advance of the closing of the Offering.

Use of Proceeds	Amount if Target Offering Amount Raised	Amount if Maximum Offering Amount Raised
Intermediary Fees	$ 439.88	$ 250,000.00
Offering Costs	$ -	$ 500,000.00
Photo Connect license fees	$ -	$ 1,250,000.00
Partnership acquisitions	$ -	$ 1,250,000.00
Marketing	$ -	$ 750,000.00
Operating Expenses	$ 4,735.12	$ 1,000,000.00
Total	**$ 5,175.00**	**$ 5,000,000.00**

The Company has discretion to alter the use of proceeds set forth above to adhere to the Company's business plan and liquidity requirements. For example, economic conditions may alter the Company's general marketing or general working capital requirements.

DIRECTORS, OFFICERS, MANAGERS, AND KEY PERSONS

The directors, officers, managers, and key persons of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Directors

Name	Position and Offices Held	Term of Office
Brent Thompson	Director, CEO, President	June 2019 - Present
Cody McDowell	Director, CFO, Treasurer	October 2021 - Present
Robert Williams	Director	October 2019 - Present

Principal Occupation and Employment Responsibilities for Directors the Last Three (3) Years:

Brent Thompson:

> Employer: Litt Global Inc.
> Employer's principal business: Application software development
> Title: CEO, President
> Dates of Service: June 2019 to Present
> Responsibilities: Founder, capital raising, team hiring, business development, creating and implementing new concepts to grow the LITT Global company.

Cody McDowell:

Employer: Litt Global Inc.
Employer's principal business: Application software development
Title: CFO, Treasurer
Dates of Service: October 2021 to Present
Responsibilities: Co-Founder, revenue model creation, overseeing all finances, business development, creating and implementing new concepts to grow the LITT Global company.

Employer: Premo Media Pty Ltd
Employer's principal business: Application software development
Title: CFO, Treasurer
Dates of Service: May 2018 to Present
Responsibilities: Founder, capital raising, managing day-to-day operations and business development, and UI/UX design.

Robert Williams:

Employer: Chesapeake Systems
Employer's principal business: Large mechanical equipment and product supplier.
Title: IIAQ sales leader for Chesapeake Systems
Dates of Service: September 2022 to Present
Responsibilities: Running the indoor air quality division handling all the sales.

Employer: Filtration Group
Employer's principal business: Manufacturer of air filtration products.
Title: Southern California Sales Manager
Dates of Service: April 2013 to September 2022
Responsibilities: Managing sales teams in southern California

Officers

Name	Position and Offices Held	Term of Office
Brent Thompson	CEO, President	June 2019 - Present
Cody McDowell	CFO, Treasurer	October 2021 - Present
Peter Salom	Secretary	June 2019 - Present

Principal Occupation and Employment Responsibilities for Directors the Last Three (3) Years:

Brent Thompson: See information above.

Cody McDowell: See information above.

Peter Salom:

Employer: LITT Global Pty Ltd
Employer's principal business: Ad development
Title: Secretary
Dates of Service: June 2019 to Present
Responsibilities: Secretary and treasurer roles including maintaining the in-goings and outgoings and working directly with accounting and legal teams.

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to California law and the Company's Bylaws. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.


CAPITALIZATION, DEBT AND OWNERSHIP


Capitalization

The Company's authorized capital stock consists of 1,050,000,000 shares of capital stock, consisting of 1,000,000,000 shares of common stock (the "**Common Stock**") $0.0001 par value, and 50,000,000 shares of preferred stock (the "**Preferred Stock**") $0.0001 par value, subject to designation by the Company's Board of Directors. At the closing of this Offering, assuming the Maximum Offering Amount is sold, 498,250,000 shares of Common Stock will be issued and outstanding with the potential of 9,650,000 additional shares of Common Stock issued and outstanding as bonus Securities (assuming all Investors invest in an amount entitling them to the maximum number of bonus Securities).

Outstanding Capital Stock

As of the date of this Form C, the Company's outstanding capital stock consists of:

Type	Common Stock
Amount Outstanding	450,000,000
Voting Rights	1 vote per share The vote of a majority of the outstanding shares of Common Stock is required to remove a director

Outstanding Options, Safes, Convertible Notes, Warrants

As of the date of this Form C, the Company does not have additional securities outstanding. However, the Company may establish an equity incentive stock plan pursuant to which it will be authorized to issue incentive and non-qualified stock options, restricted stock units and shares of the Company to its employees, directors and contractors.

Outstanding Debt

As of the date of this Form C, the only outstanding debt the Company has is $19,740 which was advanced to the Company by Brent Thompson, director and CEO of the Company, with no interest being charged on such advance.

Ownership

The table below lists the beneficial owners of twenty percent (20%) or more of the Company's outstanding voting equity securities as of the date of this Form C, calculated on the basis of voting power.

Name	Amount and Type or Class Held	Percentage Ownership (in terms of voting power)
LITT GLOBAL Pty Ltd, an Australian corporation	450,000,000 Shares Common Stock	100%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Audited financial statements are attached to this Form C as <u>Exhibit E</u>.

Operations

The Company was incorporated in California on June 12, 2019 and is headquartered in Jarrettsville, Maryland. The Company is in its development stage. Since inception, the Company has formed its business plan and prepared for this Offering. It is currently engaged in developing a full-scale marketing strategy, forming a U.S. based sales team, developing brand partnerships, and collecting user feedback.

Cash and Cash Equivalents

The Company currently has no cash or cash equivalents.

Liquidity and Capital Resources

The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under the section titled *"Use of Proceeds,"* which is an indispensable element of our business strategy. The Company anticipates raising additional capital following this offering through other offering exempt under the Securities Act.

The Company currently does not have any additional outside sources of capital other than the proceeds from the Offering.

Capital Expenditures and Other Obligations

The Company expects to use $1,250,000 of the raised capital towards the Photo Connect license fee and $1,250,000 for partnership acquisitions. Through the end of 2023, the Company anticipates expending approximately $750,000 towards marketing and advertising. The Company is reliant on the proceeds from this Offering to pay such commitments. Please see the section titled *"Use of Proceeds"* for additional information.

Valuation

The Company has ascribed no pre-offering valuation to the Company; the securities are priced arbitrarily.

Trends and Uncertainties

The Company and its development of the LITT app are subject to current economic uncertainties and potential regulatory changes. Even though the Company operates in an established industry, it is offering a revolutionary approach that makes market trends hard to predict. Further, an inability to raise capital will present significant challenges to development of the platform.

For a more detailed review of the risks and uncertainties affecting the Company, see "Risk Factors" on page 3.

Previous Offerings of Securities

We have not made any other offerings of securities within the last three years.

TRANSACTIONS WITH RELATED PERSONS

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Company will disclose here any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6), including the Target Offering Amount of this Offering, and the counter party is either (i) any director or officer of the issuer; (ii) any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering

statement or report is filed, the beneficial owner of twenty percent (20%) or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Company has conducted the following transactions with related persons:

> a. Brent Thompson has advanced approximately $19,740.00 in start-up costs to the Company.

THE OFFERING AND THE SECURITIES BEING OFFERED

The Offering

The Company is offering a minimum amount of $5,175.00 and up to a maximum amount of $5,000,000 of Common Stock on a best- efforts basis as described in this Form C in order to fund its operations and further develop and implement the LITT application and brand. We must raise an amount equal to or greater than the Target Offering Amount by the Offering Deadline. Unless we raise at least the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be cancelled, and all committed funds will be returned without interest or deduction.

Shares are being offered at $0.10 each. The price of the Securities was determined arbitrarily, does not necessarily bear any relationship to the Company's asset value, net worth, revenues, or other established criteria of value, and should not be considered indicative of the actual value of the Securities. The minimum amount that an Investor may invest in the Offering is $5,175.00, which is subject to adjustment in the Company's sole discretion.

Investors shall be charged an Investor Processing Fee at the time of subscription, which will be paid in addition to their subscription amount. The issuance of Shares shall be based upon the subscription amount only, which does not include the Investor Processing Fee. For example, if an investor pays a Subscription Price equal to the Minimum Individual Purchase Amount of $1,035.00, the number of Shares issued would be based off the subscription amount of $1,000.00 (Subscription Price of $1,035.00 less Investor Processing Fee of $35.00) and the investor would be issued 10,000 Shares based off the $1,000.00 subscription amount.

The Company is offering Investor rewards:

There are three (3) tiers of Investor rewards based on investment amounts[*]:

- **Tier 1 ($5,000.00+ investment):** Investors receive credit for use at www.Littland.com in an amount matching their subscription amount.

- **Tier 2 ($10,000.00+ investment):** Investors receive credit for use at www.Littland.com in an amount matching their subscription amount and 5% bonus Shares.

- **Tier 3 ($15,000.00+ investment):** Investors receive credit for use at www.Littland.com in an amount matching their subscription amount and 10% bonus Shares.

* Credit for use at www.Littland.com will be issued to each qualifying investor by the sales staff of the Company.

There are two (2) tiers of Investment rewards based on time:
-
- **Time Period 1[✧] - Invest within first two weeks of Offering commencement:** Investors receive 10% bonus Shares for investing within the period described.

- **Time Period 2✦ - Invest within the end of Time Period 1 and two weeks afterwards:** Investors receive 5% bonus Shares for investing within the period described.

✦ All time periods end at 11:59pm EST (UTC-05:00). By way of example, the first two weeks begins on the SEC Accepted Date posted for the Form C filing and ends at 11:59pm EST (UTC-05:00) fourteen days later.

In order to purchase the Securities, you must make a commitment to purchase by completing the subscription process hosted by DealMaker Securities LLC, our Intermediary, including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies. If an Investor makes an investment commitment under a name that is not their legal name, they may be unable to redeem their Security indefinitely, and neither the Intermediary nor the Company are required to correct any errors or omissions made by the Investor.

Pursuant to the Subscription Agreement, each Investor must represent and warrant that the Investor is a "qualified purchaser," as defined in 17 C.F.R. §§ 227.100, .504 for purposes of section 18(b)(3) of the Securities Act (15 U.S.C. § 77r(b)(3)), meaning the Investor is either:

      A.   an "Accredited Investor" as defined in Rule 501 of Regulation D (17 U.S.C. § 230.501) under the Securities Act and indicated on the U.S. Accredited Investor Certificate attached hereto; or

      B.   the Investor's subscription amount plus all other investments by Investor pursuant to Regulation Crowdfunding (Section 4(a)(6) of the Securities Act) during the twelve (12) month period preceding the date of the Subscription Agreement does not represent:

          i.   Where the Investor's annual income AND net worth are both equal to or greater than $124,000, more than 10% of the greater of Investor's annual income or net worth, subject to a maximum investment of $124,000.

          ii.   Where the Investor's annual income OR net worth is less than $124,000, more than the greater of $2,500 or 5% of the greater of the Investor's annual income or net worth.

          iii.   For this subparagraph, net worth is determined in the same manner as for an Accredited Investor.

Investor funds will be held in escrow with Enterprise Bank & Trust until released to the Company following one or more closings. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline, or such earlier time as the Company designates pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary. **Investors using a credit card to invest may be required to represent and warrant to cancel any investment commitment(s) by submitting a request through the Intermediary at least 48 hours prior to the Offering Deadline, instead of attempting to claim fraud or claw back their committed funds.**

The Company will notify Investors when the Target Offering Amount has been reached through the Intermediary. If the Company reaches the Target Offering Amount prior to the Offering Deadline, it may close the Offering early *provided* (i) the expedited Offering Deadline must be at least twenty-one (21) days from the time the Offering was opened, (ii) the Intermediary must provide at least five (5) business days' notice prior to the expedited Offering Deadline to the Investors, and (iii) the Company continues to meet or exceed the Target Offering Amount on the date of the expedited Offering Deadline.

Material Changes

If any material change occurs related to the Offering prior to the current Offering Deadline, the Company will provide notice to Investors and receive reconfirmations from Investors who have already made commitments. If an Investor does not reconfirm their investment commitment after a material change is made to the terms of the Offering within five (5) business days of receiving notice, the Investor's investment commitment will be cancelled, and the committed funds will be returned without interest or deductions. If an Investor does not cancel an investment commitment before the Target Offering Amount is reached, the funds will be released to the Company upon the closing of the Offering and the Investor will receive the Securities in exchange for their investment.

Intermediate Closings

In the event an amount equal the Target Offering Amount is committed and meets all required terms of the Offering prior to the Offering Deadline on such date or such later time the Company designates pursuant to Rule 304(b) of Regulation CF, the Company may conduct the first of multiple closings of the Offering early, *provided* (i) the early closing date must be at least twenty-one (21) days from the time the Offering opened and (ii) that all Investors will receive notice of such early closing date at least five (5) business days prior to such new offering deadline (absent a material change that would require an extension of the Offering and reconfirmation of all investment commitments). Investors who committed on the date such notice is provided or prior to the issuance of such notice will be able to cancel their investment commitment until 48 hours before such early closing date.

If the Company conducts an initial closing (the "**Initial Closing**"), the Company agrees to only withdraw half of the proceeds that are in escrow and will only conduct such Initial Closing if there are more than twenty-one (21) days remaining before the Offering Deadline as of the date of the Initial Closing. The Company may conduct additional closings (each a "**Subsequent Closing**") on a monthly basis before the Offering Deadline if there are more than twenty-one (21) days remaining before the Offering Deadline as of the date of such Subsequent Closing.

Any investment commitments received after an intermediate closing will be released to the Company upon a Subsequent Closing and the Investor will receive evidence of the Securities via electronic certificate/PDF in exchange for their investment commitment as soon as practicable thereafter.

The Company has agreed to return all funds to Investors in the event a Form C-W is ultimately filed in relation to this Offering, regardless of whether multiple closings are conducted.

Investment commitments are not binding on the Company until they are accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any investment commitment. If the Company rejects all or a portion of any investment commitment, the applicable prospective Investor's funds will be returned without interest or deduction.

Fees and Commissions

DealMaker Securities LLC, our Intermediary, shall receive the following commissions and fees for acting as Intermediary:

$15,000 (non-refundable payment)
8.5% of the amount raised in the Offering, payable in cash from Offering proceeds (payable monthly)
$2,000 maintenance (monthly) not to exceed $24,000
+Platform Transactional Fees as follows:

- Signed & Submitted Purchase Order $15
- Identity Verification Searches $2.50 per individual / $25 per corporation
- Secure Bank-to-Bank Payments 2%
- Credit Card Processing 4.5%
- Express/Digital Wire Transfers 1.0%
- Payment Refunds $50
- Failed Payment $5
- Reconciliation Report $250

The aggregate amount of fees paid by Investors will be included towards the $5,000,000.00 Maximum Offering Amount, as well as factored into each Investor's maximum investment amount permitted for unaccredited investors.

The Securities

We request that you please review this Form C together with the Amended Articles of Incorporation attached as Exhibit B, our Bylaws attached as Exhibit C hereto, and the Series B Common Stock Shareholder Agreement in Exhibit H, respectively, in conjunction with the following summary information.

Transfer Agent and Registrar

DealMaker Transfer Agent LLC will act as transfer agent and registrar for the Securities.

Dividends

The Securities do not entitle Investors to any specific dividends except as declared by the Company's Board of Directors from time to time. We have not declared any dividends since inception and do not intend to declare dividends in the near future.

In the event the Company issues dividends, Common Stock shall share ratably in such dividends, provided that if the Company issues dividends payable in shares of Common Stock of the Company, or options, warrants, or rights to acquire shares of such Common Stock of the Company, the dividend shall be payable in the same class upon which the dividend is being paid.

Minority Investors

Investors will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, Company repurchases of securities, a sale of the Company or its significant assets, or Company transactions with related parties.

Dissolution

Upon the liquidation, dissolution or winding up of the Company, after payment or provision for payment of the debts and other liabilities of the Company, the holders of shares of Common Stock shall be entitled to share ratably (based on the number of shares of Common Stock held by each such holder in the remaining net assets of the Company.

Voting and Control

The Common Stock offered hereunder are entitled to one (1) vote per share. Directors are elected at each annual meeting of the Company or annually by written consent. Voting may be by proxy if filed with the secretary of the Company.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: (1) to the Company; (2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act; (3) as part of an IPO; or (4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Each Investor should be aware that although the Securities may legally be able to be transferred, there is no guarantee that another party will be willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities, such transferring Investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel reasonably satisfactory to the Company stating that a registration statement is not necessary to effect such transfer.

ADDITIONAL INFORMATION

The summaries of, and references to, various documents in this Form C do not purport to be complete and in each instance reference should be made to the copy of such document which is either an appendix or Exhibit to this Form C or which will be made available to Investors and their professional advisors upon request.

Prior to making an investment decision regarding the Securities described herein, prospective Investors should carefully review and consider this entire Form C. The Company is prepared to furnish, upon request, a copy of the forms of any documents referenced in this Form C. The Company's representatives will be available to discuss with prospective Investors and their representatives and advisors, if any, any matter set forth in this Form C or any other matter relating to the Securities described in this Form C, so that prospective Investors and their representatives and advisors, if any, may have available to them all information, financial and otherwise, necessary to formulate a well-informed investment decision. Additional information and materials concerning the Company will be made available to prospective Investors and their representatives and advisors, if any, at a mutually convenient location upon reasonable request.

Ongoing Reporting

Following the first sale of the Securities, the Company will file a report electronically with the Securities and Exchange Commission ("**Commission**" or "**SEC**") annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's Investor portal website at https://invest.thelittapp.com/.

The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Company liquidates or dissolves its business in accordance with applicable state law.

Neither the Company nor any of its predecessors (if any) have previously failed to comply with the ongoing reporting requirement of Regulation CF.

Updates

Updates on the status of this Offering may be found at: invest.thelittapp.com

Exhibits

The following are included as Exhibits to this Form C and should be carefully reviewed by Investors prior to purchasing Securities:

Exhibit B   [Amended Articles of Incorporation](#) *
Exhibit C   [Bylaws](#) *
Exhibit D   [Subscription Agreement](#) *
Exhibit E   [Audited Financial Statements](#) *
Exhibit F   [Photo Connect License Agreement](#) *
Exhibit G   [Litt Global Australia License Agreement](#) *

* as filed with Form C on October 18, 2023 and incorporated by reference.